                                                                Exhibit 99(a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase dated July 16, 1999 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation ("Credit Suisse First Boston") and RBC Dominion Securities Corporation ("RBC Dominion Securities") (together, the "Joint Dealer Managers") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
up to 23,500,000 Shares of Common Stock
of

World Color Press, Inc.

at

$35.69 Net Per Share

by

Printing Acquisition Inc.
a wholly owned indirect subsidiary of

Quebecor Printing Inc.

Printing Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned indirect subsidiary of Quebecor Printing Inc., a corporation amalgamated under the laws of Canada ("Quebecor Printing"), is offering to purchase up to 23,500,000 (the "Maximum Number") shares of common stock, par value $.01 per share (the "Shares"), of World Color Press, Inc., a Delaware corporation (the "Company"), at a price of $35.69 per Share, net to the seller in cash, (less any required withholding taxes) without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to Harris Trust Company of New York (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Following the consummation of the Offer, the Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 12, 1999, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, the satisfaction or waiver of certain conditions, including (1) there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares (including shares owned by Quebecor Printing or Purchaser) that would constitute more than 50% of the voting power (determined on a fully diluted basis), of all the securities of the Company entitled to vote generally in a merger (the "Minimum Condition") and (2) the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to the satisfaction of certain other terms and conditions. See
Section 15 of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 12, 1999 (the "Merger Agreement") by and among Quebecor Printing, the Purchaser and the Company. The purpose of the Offer is for Quebecor Printing, through Purchaser, to acquire a majority voting interest in the Company as the first step in a business combination. The Merger Agreement provides that, among other things, the Purchaser will make the Offer and that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger

Agreement and in accordance with relevant provisions of the General
Corporation Law of the State of Delaware, as amended (the "DGCL"), the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), if the Purchaser shall have purchased, pursuant to the Offer, the Maximum Number of Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Quebecor Printing or Purchaser and other than Shares which are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) (the "Remaining Shares") will be cancelled and converted into the right to receive 1.6455 fully paid and nonassessable Subordinate Voting Shares of Quebecor Printing. If Purchaser shall have purchased, pursuant to the Offer, less than the Maximum Number of Shares (the number of Shares so paid for and purchased in the Offer being referred to herein as the "Purchased Share Number"), the Remaining Shares will be cancelled and converted into the right to receive (i) cash, in an amount equal to the product of the Cash Proration Factor (as defined below) multiplied by $35.69 and (ii) a number (rounded to the nearest one-millionth of a share) of fully paid and non-assessable shares of Subordinate Voting Shares of Quebecor Printing equal to the product of (x) 1 minus the Cash Proration Factor multiplied by (y) 1.6455. The "Cash Proration Factor" is a fraction, of which (A) the numerator is the equal to (x) the Maximum Number minus (y) the Purchased Share Number, if any, and (B) the denominator is equal to the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Quebecor Printing or Purchaser and other than Shares which are held by Stockholders, if any, who properly exercise their appraisal rights under the DGCL).

Certain stockholders of the Company including KKR Associates, certain investment partnerships controlled by KKR Associates and certain management stockholders have entered into a Tender, Voting and Option Agreement with Quebecor Printing pursuant to which such stockholders have agreed, among other things, to tender pursuant to the Offer, and not withdraw, all of their Shares, which together represent approximately 24.5% of all outstanding Shares.

The Board of Directors of the Company has determined by a unanimous vote that the Offer and the Merger are fair to, advisable and in the best interests of, the Company and its stockholders, has approved the Offer and the Merger, has approved and adopted the Merger Agreement, and has resolved to recommend acceptance of the offer to, and adoption of the Merger Agreement by, the Company's stockholders.

Upon the terms and subject to the conditions of the Offer, if more than the Maximum Number of Shares are validly tendered and not withdrawn prior to the Expiration Date (as defined below), Purchaser will accept for payment and pay for only 23,500,000 Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder and not withdrawn prior to the Expiration Date. In the event that proration of tendered Shares is required, Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Shares until at least seven New York Stock Exchange, Inc. trading days after the Expiration Date because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn (due in part to the guaranteed delivery procedures described in Section 3 of the Offer to Purchase). Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by the Purchaser because of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

If any of the conditions set forth in the Offer to Purchase that relate to the Purchaser's obligations to purchase the Shares are not satisfied by 12:00 Midnight, New York City time, on Thursday, August 12, 1999 (or any other time then set as the Expiration Date), the Purchaser may, subject to the terms of the Merger Agreement as described below, elect to, (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, August 12, 1999, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Subject to the terms and conditions set forth in the Offer to Purchase and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to (i) extend the period during which the Offer is open or (ii) amend the Offer in any other respect by giving oral or written notice of such extension or amendment to the Depositary and by making a public announcement of such extension or amendment. Except to the extent required by the Merger Agreement, there can be no assurance that the Purchaser will exercise its right to extend or amend the Offer. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after Monday, September 13, 1999. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered ursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such shares are registered if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such certificates have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account of the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties. The information required to be disclosed by Paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to the Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares. The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Joint Dealer Managers at their respective addresses and telephone numbers set forth below, and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Joint Dealer Managers and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

--Georgeson--logo--

Wall Street Plaza
New York, New York 10005
Banks and Brokers
Call Collect: (212) 440-9800
All Others Call Toll Free: (800) 223-2064

The Joint Dealer Managers for the Offer are:

Credit Suisse First Boston
Eleven Madison Avenue
New York, New York 10010-3629
Call Toll Free: (800) 646-4543

RBC Dominion Securities
One Liberty Plaza
165 Broadway
New York, New York 10006-1404
(212) 858-7139

July 16, 1999